United States securities and exchange commission logo





                            February 3, 2023

       Chang-Hyuk Kang
       Chief Executive Officer
       Hanryu Holdings, Inc.
       160, Yeouiseo-ro
       Yeongdeungpo-gu, Seoul
       Republic of Korea 07231

                                                        Re: Hanryu Holdings,
Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed January 26,
2022
                                                            File No. 333-269419

       Dear Chang-Hyuk Kang:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

               After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. References to our prior comments refer to our letter dated January 13, 2023.

       Registration Statement filed on Form S-1

       Prospectus Summary, page 4

   1. We note your revised disclosure in response to prior comment 1 states that revenue generated as of
September 30, 2022 was $904,041. Please further revise to clarify that such amount was
generated for the nine months ended September 30, 2022 or revise to reflect the cumulative
amount of revenue recognized as of such date.
 Chang-Hyuk Kang
FirstName LastNameChang-Hyuk  Kang
Hanryu Holdings, Inc.
Comapany3,NameHanryu
February   2023       Holdings, Inc.
February
Page 2 3, 2023 Page 2
FirstName LastName
Risk Factors
If we fail to maintain an effective system of internal controls over financial reporting..., page 45

2. You state that management has reviewed your current internal controls over financial reporting and concluded they are effective. You also indicate that during the course of documenting and testing your internal control over financial reporting, you may identify weaknesses and deficiencies in your internal control over financial reporting. Given you have restated the financial statements as a result of errors coupled with the fact that the key performance indicators previously provided were incorrect, please revise these disclosures as appropriate. In this regard, while we acknowledge that you are not yet subject to the requirements of Section 404 of the Sarbanes-Oxley Act of 2002, tell us how management's conclusion regarding your controls is still appropriate, or revise. Further, disclose whether you are now aware of any significant deficiencies or material weaknesses in your controls that will need to be addressed when you become a public company.
Executive Compensation, page 104

3. Please update your Executive Compensation tables through December 31, 2022 in your next amendment.
Notes to Consolidated Financial Statements
Note 3 - Restatement, page F-61

4. Please revise to include a description of the nature of each error. Similar disclosures should be added in the interim financial statements on page F-18. Refer to ASC 250-10-
         50-7. Also, please have your auditors revise their opinion to include an explanatory paragraph with regard to the correction of the material misstatements in your previously issued financial statements. Refer paragraph .18(e) of PCAOB AS 3101. We remind you that the company and its management are responsible for the accuracy
and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.
 Chang-Hyuk Kang
Hanryu Holdings, Inc.
February 3, 2023
Page 3

       You may contact Melissa Kindelan, Senior Staff Accountant, at (202) 551-3564 or
Kathleen Collins, Accounting Branch Chief, at (202) 551-3499 if you have questions regarding comments on the financial statements and related matters. Please contact Edwin Kim, Staff
Attorney, at (202) 551-3297or Larry Spirgel, Office Chief, at (202) 551-3815 with any other questions.



                                                          Sincerely,
FirstName LastNameChang-Hyuk Kang
                                                          Division of
Corporation Finance
Comapany NameHanryu Holdings, Inc.
                                                          Office of Technology
February 3, 2023 Page 3
cc:       Matthew Ogurick, Esq.
FirstName LastName